SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.5)*

Transocean Ltd.
(Name of Issuer)

Shares, par value CHF 15.00 per share
(Title of Class of Securities)

H8817H100
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 17, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 5 to the Schedule 13D relating to the Shares, par value CHF 15.00 per share (the “Shares”), issued by Transocean Ltd. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2013, as amended by Amendment No. 1, filed with the SEC on January 29, 2013, Amendment No. 2, filed with the SEC on March 4, 2013, by Amendment No. 3, filed with the SEC on March 7, 2013 and by Amendment No. 4, filed with the SEC on April 4, 2013, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 17, 2013, the Reporting Persons issued an open letter to shareholders of the Issuer (the “April 17 Letter”).  A copy of the April 17 Letter is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1                      April 17 Letter

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 5 – Transocean Ltd.]

Exhibit 1

FOR IMMEDIATE RELEASE

CARL C. ICAHN ISSUES OPEN LETTER

TO TRANSOCEAN SHAREHOLDERS

New York, New York, April 17, 2013:  Carl C. Icahn today delivered the following open letter to shareholders of Transocean Ltd.

Dear Fellow Transocean Shareholders:

THE 2013 TRANSOCEAN ANNUAL GENERAL MEETING WILL BE HELD ON MAY 17, 2013.  MY AFFILIATES AND I OWN APPROXIMATELY 5.59% OF THE SHARES OF TRANSOCEAN.

WE URGE SHAREHOLDERS TO VOTE AT THE 2013 TRANSOCEAN ANNUAL GENERAL MEETING FOR THE ICAHN PROPOSAL TO INCREASE THE DIVIDEND AT TRANSOCEAN TO $4.00 PER SHARE AND FOR THE ICAHN PROPOSAL TO ELECT JOSE MARIA ALAPONT, JOHN J. LIPINSKI AND SAMUEL MERKSAMER TO THE TRANSOCEAN BOARD OF DIRECTORS.

The Transocean Board has responded to our recent letter to shareholders with presentation materials that, as explained below, we believe are misleading and inaccurate. We demand that the board clarify and support their claims purporting that the Company has produced above average shareholder returns.  These dubious claims represent the backbone of their argument to support existing directors, and as we have shown below, they are unsupportable.  As a result, we believe it is the fiduciary duty of all directors to reconsider their voting recommendations to shareholders.

The board refuses to face facts.  As explained in our prior letter, Mike Talbert, Thomas Cason and Robert Sprague have overseen the destruction of at least $11 billion of shareholder value in the last few years. In attempting to convince shareholders to support the same directors who have been leading Transocean for the last twenty years, the board is grasping at straws in an attempt to highlight a positive track record where one does not exist. Rather than taking a forward looking view, or to even review the recent past, the board chose to focus on historical shareholder returns between 2005 and 2010. We are concerned that the board has either misplaced or is unaware of the performance data for the most recent three and five year periods – so we have replicated it below for their benefit (as well as for the benefit of shareholders). Even in the last year, during which Transocean stock has benefited from the Department of Justice settlement and two competing dividend proposals, as shown in the chart below, the stock has still been the worst performing offshore driller. Given the data below, we believe that the board should reconsider their statement that “our nominees have a record of consistently generating value for our shareholders.”  The track record highlighted below is one of failure, and it is frankly an insult to shareholders to be told that the board is “generating value” since the numbers speak for themselves.

Total Shareholder Returns for the Recent 1, 3 and 5 Year Periods
Company	1 Year Total Return	3 Year Total Return	5 Year Total Return
SeaDrill	8.82%	108.83%	98.9%
Diamond Offshore	9.54%	-8.19%	-17.17%
Ensco	16.79%	46.29%	5.17%
Noble	3.24%	-3.35%	-16.81%
Atwood Oceanic	17.04%	51.72%	14.57%
Rowan	7.38%	21.47%	-13.15%
Average	10.47%	36.13%	11.92%

Transocean	-5.01%	-36.13%	-59.19%
Non-annualized Bloomberg TRA function for the period ending 3/31/2013, assumes dividends are reinvested

It appears to us that the board would simply like shareholders to ignore the last several years. In its letter to shareholders, the company has selected a time period which includes the dividends paid as part of the Global Santa Fe transaction while excluding the period in which Transocean has dealt with the asset impairments, discounted asset sales, and reduced shareholder distributions which were caused, in part, by the Global Santa Fe transaction. In our opinion, providing selective and dated disclosure to shareholders in an attempt to sugarcoat a track record of value destruction is both dishonest and irresponsible.

The board claimed that in the periods leading up to the Macondo incident “Transocean’s total shareholder returns have exceeded those generated by a representative composite of offshore driller peers.” In fact, as reflected in the chart below, the company has underperformed its peers in this time frame.  We have constructed a table of total shareholder returns (as calculated by the Bloomberg Total Return Analysis function) of the relevant drillers during the 3 and 5 year periods prior to Macondo. We have excluded Pacific Drilling, as it was not public during this time period, and Hercules, since it is a small cap, Gulf of Mexico focused shallow water driller. From the table below it is clear to us that Transocean noticeably underperformed its industry peers, contrary to the board’s claims. This underperformance is even more dramatic when only the deepwater drillers are included; within that sub-sector Transocean performed 5th out of 6 companies during the 3 year period. We are baffled as to how this board is interpreting these results as exceeding their peers, or why they feel comfortable claiming that total shareholder returns over this period are an example of “success.” The board has represented the total returns to shareholders in this period to be substantially larger. We believe that it is their responsibility to present shareholders with accurate and reliable information and reconcile their results to public information and the Bloomberg Total Return Analysis function.

Total Shareholder Return for the 3 and 5 Year Periods Prior to Macondo
Company	3 Year Total Return	5 Year Total Return
SeaDrill	77.84%	278.66%
Diamond Offshore	34.79%	149.8%
Ensco	-8.85%	38.00%
Noble	7.02%	58.56%
Atwood Oceanic	26.17%	141.46%
Rowan	-5.95%	14.54%
Average	21.84%	113.49%

Transocean	4.70%	73.10%
Transocean Claimed by Board	54%	171%
Non-annualized Bloomberg TRA function between 4/21/05-4/20/10 and 4/20/07-4/20/10, assumes dividends are reinvested

A “History of Achievement”

The recent board letter refers to the current board slate’s “history of achievement”. We are, however, unsure of what they have actually achieved for shareholders. In contrast, we believe the Icahn entities’ achievements, particularly in the energy sector, are substantial and indisputable. As minority holders and members of the board we have repeatedly partnered with independent directors to drive performance and create value for shareholders in the energy sector.

•
Texaco – In November 1987 with the stock trading in the mid 20’s we acquired a large stake in Texaco after they lost a $10 billion lawsuit against Pennzoil. We played a key role in settling the lawsuit with the plaintiff attorneys and ultimately sold shares at $49, reflecting the creation of approximately $5.5 billion of value for all shareholders. 1

•
National Energy – From 1995-2001 Icahn acquired stakes in several distressed and bankrupt oil and gas companies. After consolidating under a single management team, Icahn streamlined operations, cut costs, and received dividends and ultimately sold the assets in 2006 receiving over $1.5 billion, thereby creating $1.25 billion of value.

•
Kerr-McGee – Icahn purchased a substantial stake in Kerr-McGee at an average cost of under $37 per share in early 2005 and pushed for changes in the operating strategy and board composition. Partly as a result of this pressure the company was sold to Anadarko Petroleum approximately one year later for $70.47 per share thereby creating approximately $7.5 billion of value for all shareholders.2

•
Chesapeake Energy – Icahn purchased a substantial stake in Chesapeake Energy in 2010 at $22.79 per share and pushed the company to scale back land acquisitions and drilling capital expenditures and pursue assets sales. After announcing the sale of the Fayetteville shale, and promising to reduce capital expenditures and land acquisitions, the shares traded up into the mid 30’s. After refusing to grant Icahn board seats, and when concerned about the existing board’s willingness to hold management accountable, Icahn sold shares at $33.78. The change in strategy created approximately $7.0 billion in value for all shareholders.3

•
Chesapeake Energy (2nd Time) – After refusing to grant Icahn board seats, the weak board failed to deliver on promises made in 2010, Icahn purchased shares in Chesapeake Energy at $15.93 per share and achieved the replacement of a majority of the board and of management. While shareholder representatives are still on the board, through the end of the first quarter almost $3.0 billion of value was created for all shareholders.4

•
CVI Energy – Icahn purchased shares of CVI energy in 2012 at an average price of $20.15. Icahn ultimately tendered for the company at $30 per share, while allowing any shareholder who wished to ride along on the investment. After executing a $690 million IPO of a variable refining MLP (CVR Refining LP), CVI paid a $5.50 special dividend and instituted a regular dividend of almost 6% per year. Through the first quarter over $3.0 billion of value was created for all shareholders.5

1 Value creation is based upon the increased value from the average Icahn purchase price to the price at which Icahn sold its positions.
2 Value creation is based upon the increased value from the average Icahn purchase price to the price at which the company was sold.
3 Value creation is based upon the increased value from the average Icahn purchase price to the price at which Icahn sold its position.
4 Value creation is based upon the increased value from the average Icahn purchase price to current market value.
5 Value creation is based upon the increased value from the average Icahn purchase price to current market value.

Over 25 years of investing in the energy sector, Icahn has been involved in the creation of billions of dollars of value. The reason why we have been successful in the past is because all of these investments were made with a similar investment philosophy: find companies with valuable assets, and, if necessary, convince the board to act in a manner to maximize shareholder value and hold management teams accountable. While this may seem obvious to some, we believe that the facts set forth in this letter demonstrate that the board of Transocean cannot claim to have achieved these simple goals. We have provided shareholders with the ability to dictate the future of this company by increasing cash distributions to shareholders, and by appointing directors who are willing to take value maximizing actions and hold management accountable for lack of performance.

We urge shareholders to replace directors responsible for poor performance with shareholder friendly directors and to approve a substantial dividend of $4.00 per share.

VOTE FOR Mr. Alapont, Mr. Lipinski and Mr. Merksamer.

VOTE FOR A $4.00 PER SHARE DIVIDEND.

Very truly yours,

Carl C. Icahn

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF TRANSOCEAN LTD. FOR USE AT ITS 2013 ANNUAL GENERAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF TRANSOCEAN LTD. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.  INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D RELATING TO TRANSOCEAN LTD., FILED BY THE PARTICIPANTS ON JANUARY 25, 2013 (THE “SCHEDULE 13D”).  EXCEPT AS OTHERWISE DISCLOSED HEREIN, THE PARTICIPANTS HAVE NO INTEREST IN TRANSOCEAN LTD. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES, PAR VALUE CHF 15.00, PER SHARE, OF TRANSOCEAN LTD., AS DISCLOSED IN THE SCHEDULE 13D, AS MAY BE AMENDED FROM TIME TO TIME.  THE SCHEDULE 13D, AS MAY BE AMENDED FROM TIME TO TIME, IS AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Contact:
Susan Gordon
(212) 702-4309